UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

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Alcatel-Lucent Reports Q2 2014 Results

4th Consecutive Quarter of Consistent Execution of The Shift Plan

Except as otherwise mentioned, all variations at constant exchange rates and perimeter, with accounting of Enterprise as a discontinued operation as of Q1 2014, and deconsolidation of LGS as of Q2 2014

•	Group revenues, excluding Managed Services, up 5.0% year-on-year

•	Gross margin expanding by 140 basis points year-over-year to 32.6%

•	Fixed costs savings of Euro 94 million in Q2 2014, bringing cumulative fixed cost savings of Euro 572 million under The Shift Plan

•	Trebling of adjusted operating income to Euro 136 million in Q2 2014 compared to Q2 2013

•	Positive segment operating cash flow of Euro 96 million improving by Euro 137 million year-on-year

•	Scheduled full reimbursement of senior secured loan in August 2014; release of all pledges on patents

•	Intent to explore Alcatel-Lucent Submarine Networks capital opening through IPO in first half 2015

Key numbers for the second quarter 2014

In Euro million (except for EPS)	Second Quarter 2014	Second Quarter 2013 PRO FORMA	Change y-o-y
Profit&Loss Statement
Revenues (a)	3,279	3,440	0.7%
Gross profit	1,068	1,072	-0.4%
in % of revenues	32.6%	31.2%	140 bps
Adjusted Operating income	136	45	91
in % of revenues	4.1%	1.3%	280 bps
Reported Net income (loss) (Group share)	(298)	(885)	587
Reported EPS diluted (in Euro)	(0.11)	(0.37)	Nm
Reported E/ADS diluted (in USD)	(0.15)	(0.48)	Nm
Cash Flow Statement
Segment Operating cash flow	96	(41)	137
Free cash flow	(205)	(247)	42
Free cash flow before restructuring charges	(90)	(135)	45
The Shift Plan KPIs
Core Networking Revenues (a)	1,369	1,572	-10.0%
Core Networking Adjusted Operating income	123	138	(15)
in % of revenues	9.0%	8.8%	20 bps
Access and Other operating cash flow	(9)	(118)	109
Group fixed costs savings	94	113	Nm
(a) Revenues changes at constant exchange rate and perimeter

Paris, July 31, 2014 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced its second quarter 2014 results, reporting revenues of Euro 3,279 million, growing 0.7% year-on-year at constant exchange rates and comparable perimeter (except as otherwise mentioned, all revenue variations are at constant exchange rates and perimeter, with accounting of Enterprise as a discontinued operation as of Q1 2014 and LGS as deconsolidated as of Q2 2014). Revenues for the Group excluding Managed Services, reflecting the termination or restructuring of loss-making contracts, grew 5.0% year-on-year. This was largely driven by a very strong quarter in wireless, notably with LTE roll-outs in China and US.

Gross margin reached 32.6% of revenues in the quarter, improving by 140 basis points year-on-year. This improvement was essentially driven by cost savings. The gross margin improved sequentially by 30 basis points, as improved profitability in several business lines and continuous improvement in fixed operation costs, more than offset the dilutive impact on gross margin of roll-outs in China.

Fixed costs savings reached Euro 94 million in Q2 2014, bringing the total to date to Euro 572 million. In particular, SG&A expenses decreased by 13.9% compared to Q2 2013. The ratio of SG&A expenses to revenues declined by 130 basis points to 12.1% in Q2 2014 compared to Q2 2013.

Adjusted operating income reached Euro 136 million in the quarter, or 4.1% of revenues, trebling compared to Euro 45 million in Q2 2013, or 1.3% of revenues. The profitability of our Access segment continued to improve, reaching positive territory at Euro 11 million in Q2 2014.

Segment operating cash flow was Euro 96 million in Q2 2014, versus Euro (41) million in Q2 2013. This improvement of Euro 137 million was driven mainly by an increase of the Access segment operating income. Free cash flow was Euro (205) million in the quarter and improved by Euro 42 million year-over-year.

As reported, the Group showed a net loss (Group share) of Euro (298) million in Q2 2014, or Euro (0.11) per share. The improvement of Euro 587 million compared to Q2 2013 is mainly explained by a Euro (552) million impairment charge in Q2 2013, while higher level of operating income was partially offset by higher restructuring charges and the accelerated amortization of issuance fees ahead of the secured loan repayment.

In early June we issued two convertible bonds, a zero coupon maturing in 2019 and a 0.125% coupon maturing in 2020. The aggregate proceeds of approximately Euro 1.15 billion will be used to fully reimburse in August the senior secured credit facility outstanding tranche, due 2019. In early July, we repurchased Euro 210 million of the 2016 Notes, halving the outstanding amount due at maturity. With all maturities until 2017 being reimbursed or prefinanced, we now have completed our target to reprofile Euro 2 billion over the Shift Plan horizon.

At June 30, 2014, the Group’s overall Pensions and OPEB exposure indicated a surplus of Euro 814 million compared to a surplus of Euro 666 million at March 31, 2014.

We also announced today our intent to explore the capital opening of our subsidiary Alcatel-Lucent Submarine Networks (ASN) through an IPO, in order to finance the reinforcement of its leadership in telecom submarine systems and its diversification into the Oil & Gas market, to increase its visibility and to optimize capital allocation. Alcatel-Lucent will retain the majority of the ownership. Subject to market conditions, this capital opening is targeted to take place in the first half of 2015.

Commenting on the second quarter results, Michel Combes, CEO of Alcatel-Lucent, said: “I am proud of the very significant improvement achieved in the second quarter which demonstrates the fourth consecutive quarter of consistent delivery under the Shift Plan. With the upcoming reimbursement of the secured loan and the subsequent recovery of the full ownership of its patents, Alcatel-Lucent recaptures the full control of its destiny and can close the first step of its transformation. The Group can now embark on the second chapter of its turnaround story: innovate, transform and grow while keeping intact the commitment of returning to positive free cash flow in 2015.”

P&L HIGHLIGHTS

Adjusted Profit & Loss	Second	Second (1)	Change	First	Change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2014	2013		2014
Revenues	3,279	3,440	0.7%	2,963	12.1%
Cost of sales	(2,211)	(2,368)	157	(2,007)	(204)
Gross profit	1,068	1,072	-0.4%	956	11.7%
in % of revenues	32.6%	31.2%	140 bps	32.3%	30 bps
SG&A expenses	(396)	(460)	-13.9%	(381)	3.9%
R&D costs	(536)	(567)	-5.5%	(542)	-1.1%
Adjusted Operating income	136	45	91	33	103
in % of revenues	4.1%	1.3%	280 bps	1.1%	300 bps
Restructuring costs	(275)	(188)	(87)	(67)	(208)
Litigations	0	(1)	1	4	(4)
Gain/(loss) on disposal of consolidated entities	(3)	0	(3)	(16)	13
Impairment of assets	0	(552)	552	0	0
Post-retirement benefit plan amendment	0	40	(40)	0	0
Financial expense	(190)	(181)	(9)	(82)	(108)
Share in net income(losses) of equity affiliates	5	1	4	2	3
Income tax benefit (expense)	31	(35)	66	50	(19)
Income from discontinued activities	3	(3)	6	16	(13)
Adjusted Net income (loss) (Group share)	(290)	(872)	582	(65)	Nm
Non-controlling interests	(3)	(2)	(1)	(5)	2
Adjusted EPS diluted (in Euro)	(0.10)	(0.36)	Nm	(0.02)	Nm
Adjusted E/ADS* diluted (in USD)	(0.14)	(0.47)	Nm	(0.03)	Nm
Number of diluted shares (million)	2,765.5	2,400.2	Nm	2,758.7	Nm

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation from Q1 2014.

GEOGRAPHICAL INFORMATION

From a geographic standpoint, North America was lower by 2.6% year-over-year. Encouraging trends continued in Europe growing 6% when excluding Managed services, reflecting our strategy in that activity. Asia Pacific posted a solid 25.2% year-over-year growth, driven by LTE network roll-outs in China. In the rest of World, MEA declined at a mid single digit, while CALA remained challenging.

Geographic breakdown	Second	Second (1)	Change	First (1)	Change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2014	2013		2014
North America	1,492	1,608	-2.6%	1,450	3.1%
Europe	724	778	-7.2%	657	10.2%
Asia Pacific	667	563	25.2%	489	35.3%
RoW	396	491	-15.2%	367	7.2%
Total group revenues	3,279	3,440	0.7%	2,963	12.1%

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation from Q1 2014.

CORE NETWORKING

Core Networking segment revenues were Euro 1,369 million in Q2 2014, down 10.0% compared to Q2 2013. Adjusted operating income reached Euro 123 million, or 9.0% of segment revenues in Q2 2014, a slight increase of 20 basis points compared to Q2 2013. Core networking segment operating cash flow of Euro 103 million in the quarter was fairly stable compared to Q2 2013.

Breakdown of segment (In Euro million)	Second Quarter 2014	Second Quarter 2013	Change y-o-y	First Quarter 2014	Change q-o-q
Core Networking
Revenues (a)	1,369	1,572	-10.0%	1,352	1.2%
IP Routing	561	625	-7.0%	549	1.8%
IP Transport	484	530	-6.2%	454	6.8%
IP Platforms	324	417	-19.2%	349	-7.2%
Adjusted Operating income	123	138	(15)	96	27
in % of revenues	9.0%	8.8%	20 bps	7.1%	190 bps
Segment Operating Cash-Flow	103	109	(6)	48	55
in % of revenues	7.5%	6.9%	60 bps	3.6%	390 bps

  (a) Revenues changes at constant exchange rate and perimeter

IP Routing revenues were Euro 561 million in Q2 2014, down 7.0% against a strong comparison base in the year-ago quarter, with continuing growth in APAC and steady performance in EMEA.

•	Our 7950 XRS IP Core router registered 4 new wins in Q2, including Chorus in New Zealand, for a total of 28 wins to date.

•

Nuage Networks™ added 3 new wins in the quarter, totaling 8 customers with traction across extra-large enterprises, cloud service providers and service providers. Nuage also won several industry awards including being named in the “Cool Vendors in Gartner 2014 Enterprise Communication Strategies report”.

•	Our 7450 Ethernet Service Switch was selected by NTT DoCoMo to enhance the speed and capacity of its backhaul network.

IP Transport reached Euro 484 million in Q2 2014, a decline of 6.2% year-on-year. Within IP Transport, positive trends in EMEA and APAC were fueled by our WDM portfolio, but were not enough to offset legacy declines.

•	Within WDM, our 1830 Photonic Service Switch (PSS) represented 43% of terrestrial optical product revenues in the quarter, up 12 percentage points year-on-year, and now has over 480 customers.

•	Our 100G shipments represented 36% of total WDM line cards shipments in Q2 2014 compared to 27% in Q2 2013; we have now shipped over 15,000 100G ports lifetime-to-date.

•	Our submarine business completed a field trial with Apollo, setting a new capacity record of 7.2 terabits per second on a transatlantic system connecting France to the United States.

IP Platforms revenues decreased 19.2% year-on-year to Euro 324 million in Q2 2014, reflecting our strategy to rationalize the product portfolio. We did see strong growth in Customer Experience Management as well as Payment & Policy.

•	We were selected by AT&T to join their User-Defined Network Cloud Program as they move to cloud-based architecture.

•	We announced the launch of our new OSS portfolio, under the Motive brand, to unlock the potential of NFV and SDN for service providers.

•

Traction in Network Function Virtualization (NFV) continued as we are now involved in over 55 projects globally, including the first deployment of virtualized radio access network (RAN) software at Mobiliy in Saudi Arabia.

ACCESS

Access segment revenues were Euro 1,907 million in Q2 2014, a 9.5% increase compared to Q2 2013. In Q2 2014, segment operating income was Euro 11 million, an improvement of Euro 86 million compared to Q2 2013. The year-over-year increase notably reflected a continued significant contribution from Fixed Access and improvement in the Wireless division. Segment operating cash flow was Euro (9) million in the quarter, up Euro 105 million compared to Q2 2013, primarily as a result of better profitability.

Breakdown of segment (In Euro million)	Second Quarter 2014	Second Quarter 2013	Change y-o-y	First Quarter 2014	Change q-o-q
Access
Revenues (a)	1,907	1,816	9.5%	1,572	21.5%
Wireless Access	1,299	1,062	28.1%	999	30.4%
Fixed Access	521	523	2.9%	460	13.3%
Managed services	77	215	-62.8%	99	-23.2%
Licensing	10	16	-37.5%	14	-28.6%
Adjusted Operating income	11	(75)	86	(37)	48
in % of revenues	0.6%	-4.1%	470 bps	-2.4%	300 bps
Segment Operating Cash-Flow	(9)	(114)	105	(61)	52
in % of revenues	-0.5%	-6.3%	580 bps	-3.9%	340 bps

  (a) Revenues changes at constant exchange rate and perimeter

Wireless Access revenues were Euro 1,299 million, an increase of 28.1% year-on-year. Growth in the second quarter was mostly driven by strong performance in LTE which more than doubled compared to the year-ago quarter, led notably by the US and China. This growth was partially offset by continued declines in 2G and 3G technologies, which represented less than 25% of our wireless access revenues in Q2.

•	LTE overlay wins in the second quarter include a frame agreement with Telenor Group as well as America Movil in the Dominican Republic.

•	New small cell announcements included being named as a reference supplier at Vodafone as well as contracts with Denmark’s TDC and Uruguay’s Antel, bringing our total to 71 customers.

Fixed Access revenues were Euro 521 million in Q2 2014, an increase of 2.9% from Q2 2013. Ongoing trends continued, as both copper and fiber technologies continued to show strong performance, with notable growth in Europe and in Asia-Pacific outside of China.

•	2 new VDSL2 vectoring customers were announced during the quarter, bringing our total to 22.

•	A new broadband speed record of 10 gigabits-per-second (Gbps) was set by Bell Labs using traditional copper telephone lines and a prototype XG-FAST technology.

•	Our Gigabit Express solution was launched in North America, based on our flagship 7360 ISAM FX platform, to help service providers rollout gigabit networks.

Managed Services revenues were Euro 77 million, decreasing by 62.8%, reflecting our strategy to terminate or restructure loss-making contracts.

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights	Second quarter	Second quarter (1)
(In Euro million )	2014	2013
Adjusted operating income	136	45
Change in operating WCR	(40)	(86)
Segment Operating Cash Flow	96	(41)
Depreciation & Amort and other adjustments	42	122
Operating Cash Flow	138	81
Interest	(28)	(59)
Taxes	(22)	(21)
Pension funding & retiree benefit cash outlays	(60)	(46)
Restructuring cash outlays	(115)	(112)
Capital expenditures (incl. R&D cap.)	(126)	(90)
Disposal of Intellectual Property	8	-
Free Cash Flow	(205)	(247)

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation from Q1 2014.

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets	Jun 30,	Mar 31,
(In Euro million)	2014	2014
Total non-current assets	10,286	10,051
Goodwill & intangible assets, net	3,845	3,825
Prepaid pension costs	3,504	3,335
Other non-current assets	2,937	2,891
Total current assets	11,906	10,962
OWC assets	4,374	4,256
Other current assets	1,335	1,383
Marketable securities, cash & cash equivalents	6,197	5,323
Total assets	22,192	21,013

Statement of position - Liabilities and equity	Jun 30,	Mar 31,
(In Euro million)	2014	2014
Total equity	3,377	3,552
Attributable to the equity owners of the parent	2,664	2,834
Non controlling interests	713	718
Total non-current liabilities	10,199	10,131
Pensions and other post-retirement benefits	4,145	4,001
Long term debt	4,718	4,912
Other non-current liabilities	1,336	1,218
Total current liabilities	8,616	7,330
Provisions	1,412	1,321
Short term debt	1,647	556
OWC liabilities	4,063	3,930
Other current liabilities	1,494	1,523
Total liabilities and shareholder’s equity	22,192	21,013

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/q2-2014

Notes

The Board of Directors of Alcatel-Lucent met on July 30, 2014, examined the Group’s unaudited interim condensed consolidated financial statements at June 30, 2014, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/q2-2014

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

2014 Upcoming events

October 30, 2014: Third quarter results

November 11: Investor Day

November 12-13: Tech Symposium

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being named Industry Group Leader for Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS
SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS
MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : + 33 (0)1 40 76 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
JACQUES-OLIVIER VALLET	jacques-olivier.vallet@alcatel-lucent.com	T : +33 (0)1 40 76 12 49

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example the stated goal to become “positive cash flow by 2015” and the “capital opening” of the submarine business to allow its “expansion and diversification”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities (and in particular those to which we have decided to focus our resources), our ability to close on any announced divestitures, in particular the divestment of our Enterprise businesses, as well as obtain the price we estimated by a given date for those remaining activities we want to divest (or other types of transaction where we do not remain the sole capital owner), to improve our level of free cash-flow, or to achieve all the goals of our Shift Plan, including headcount reduction, product mix and site rationalization, to exit unprofitable contracts and markets at a reasonable cost, as well as lead in nascent technologies such as cloud, streamline the organization and broaden the customer base. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes (in particular with regard to our finance and human resources functions) and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2013, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In the second quarter, the reported net loss (group share) was Euro (298) million or Euro (0.11) per diluted share (USD (0.15) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 8 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The second quarter 2014 adjusted net loss (group share) was Euro (290) million or Euro (0.10) per diluted share (USD (0.14) per ADS).

As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.

Convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

	Q2 2014
(In Euro million except for EPS)	As reported	PPA	Adjusted
Revenues	3,279		3,279
Cost of sales	(2,211)		(2,211)
Gross Profit	1,068		1,068
SG&A expenses	(403)	7	(396)
R&D costs	(543)	7	(536)
Operating income	122	14	136
Restructuring costs	(275)		(275)
Litigations	0		0
Gain/(loss) on disposal of consolidated entities	(3)		(3)
Impairment of assets	0		0
Post-retirement benefit plan amendment	0		0
Income (loss) from operating activities	(156)	14	(142)
Financial expense	(190)	0	(190)
Share in net income(losses) of equity affiliates	5		5
Income tax benefit (expense)	37	(6)	31
Income (loss) from continuing operations	(304)	8	(296)
Income (loss) from discontinued activities	3		3
Net Income (loss)	(301)	8	(293)
of which : Equity owners of the parent	(298)	8	(290)
Non-controlling interests	(3)		(3)

Earnings per share : basic	(0.11)		(0.10)
Earnings per share : diluted	(0.11)		(0.10)

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.3690 USD as of June 30, 2014; 1.3777 USD as of March 31, 2014; USD 1.3010 as of June 30, 2013.

RESTATEMENT OF 2013 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q2’14	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Core Networking	1,369	1,352	6,095	1,716	1,496	1,572	1,311
IP Routing	561	549	2,254	555	580	625	494
IP Transport	484	454	2,120	618	544	530	428
IP Platforms	324	349	1,721	543	372	417	389
Access	1,907	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	1,299	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	521	460	2,069	542	541	523	463
Managed services	77	99	791	186	186	215	204
Licensing	10	14	77	15	28	16	18
Other	(-)	40	210	54	51	53	52
Eliminations & Unallocated	3	(1)	4	(-)	2	(1)	3
Total group revenues	3,279	2,963	13,756	3,753	3,500	3,440	3,063

Adj. operating income (loss)
Core Networking	123	96	472	257	92	138	(15)
in % of revenues	9.0%	7.1%	7.7%	15.0%	6.1%	8.8%	-1.1%
Access	11	(37)	(86)	75	46	(75)	(132)
in % of revenues	0.6%	-2.4%	-1.2%	3.8%	2.4%	-4.1%	-7.8%
Other	0	(1)	5	(1)	3	1	2
in % of revenues	-	-2.5%	2.4%	-1.9%	5.9%	1.9%	3.8%
Unallocated	2	(25)	(120)	(39)	(28)	(19)	(34)
Total	136	33	271	292	113	45	(179)
in % of revenues	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.8%

Segment Operating Cash Flow
Core Networking	103	48	475	316	61	109	(11)
in % of revenues	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.8%
Access	(9)	(61)	(137)	224	26	(114)	(272)
in % of revenues	-0.5%	-3.9%	-1.8%	11.3%	1.3%	-6.3%	-16.0%
Other	0	(12)	(5)	5	(4)	(4)	(2)
in % of revenues	-	-30.0%	-2.4%	9.3%	-7.8%	-7.5%	-3.8%
Unallocated	2	(34)	(129)	(59)	(45)	(32)	6
Total	96	(59)	204	486	38	(41)	(279)
in % of revenues	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-9.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2014	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer